EXHIBIT 99.1
The Bezeq Era
Investors presentation, May 2015

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

About BCOM
▪ B Communications Ltd. is a holding
 company with a controlling interest
 (approximately 30.7%) in Bezeq, The
 Israel Telecommunication Corp.
 (“Bezeq”), Israel’s largest
 telecommunications provider (TASE:
 BEZQ).
▪ BCOM is a subsidiary of Internet Gold
 and part of the Eurocom Group in
 Israel. The Company, which was
 formerly known as 012 Smile
 Communications, went public on
 Nasdaq in November 2007.
At A Glance
Ticker	BCOM
Exchange	NASDAQ & TASE
Headquarters	Ramat Gan, Israel
Stock Price	$15.56
52 Week Range	$13.34-$21.61
Shares Outstanding	29.9 Million
Market Capitalization	$465.1 Million

As of May 20, 2015

Investment Considerations

▪ Owns a controlling stake in an asset with strong, consistent cash flow generation
▪ Trades at a significant discount to Net Asset Value
▪ Paid a dividend in first quarter of 2015 as part of Company’s commitment to returning capital to shareholders
▪ Decreased net debt from more than NIS 5 billion in April 2010 (when
 BCOM acquired controlling interest in Bezeq) to just NIS 2.7 billion as of
 March 31, 2015
▪ Pushed out maturities in February 2014 by refinancing debt used to acquire stake in Bezeq through private placement of $800 million of senior secured notes

NAV Breakdown

NAV History

▪ On May 21, 2015, the Company's board of directors declared a cash dividend of NIS 67 million (NIS 2.24 per share).
▪ The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on June 2, 2015. The payment date will be June 16, 2015.
Dividend Distribution

Key Milestones for BCOM
From small entrepreneurial business
to large holding company
7
1999
to
2006
2007
to
2009
2010
to
2015
 • Sale of legacy 012 Smile Communications assets
 • Acquisition of the controlling interest in Bezeq - Israel’s telecom market leader
 • From April 2010 through March 2015, BCOM decreased its net debt from more than NIS 5 billion to NIS
 2.7 billion.
 • On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq.
 • Focus on continuous deleveraging and creation of shareholder value

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 13 major transactions
 • 2 IPOs - IGLD and BCOM
 • 10 bond issues
 • $800 million Rule 144A offering
Doron Turgeman
CEO since 2011 & CFO from
2001 till 2011
20 years experience in
management
18 years experience in
communications
Experienced, Disciplined Leadership
8
«
«
Chairman of the board of directors of Bezeq and it’s subsidiaries

• Founded in 1979
• One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence
• Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
• Solid financial base and strategic partnerships ensure the strong backing necessary to accelerate growth
• Diversified portfolio with investments in telecommunications, media, real estate, consumer electronics and financial services
YES - D.B.S. Satellite
Services (1998) Ltd.
Walla Shops
Space
Communications Ltd.
Satcom Sys Ltd.
Satlink
Communications Ltd.
Traded on TASE
«
«
Traded on NASDAQ
Internet Gold
Golden Lines Ltd.
Bezeq
B Communications
Pelephone
Bezeq International
Bezeq On-Line
Telecom Services
Media
Satellite Services
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Nokia)
Eurocom Digital
Communications
(Panasonic)
D.M. Engineering
Ltd.
Eurocom Communications
«
«
«
«
Walla
«
Eurocom Real
Estate Ltd.
Midtown
Real Estate
Enlight energy Ltd.
Eurocom Capital
Finance Ltd.
Investments &
 Finance
«
«
«
EITAG Ltd.
Eurocom Group Overview

Eurocom: Israel’s Largest
Communications Footprint

Group Structure

Eurocom Group
Internet Gold
Golden Lines
BCOM
~70.4%
~66.7%
~31%
Walla!
100%
100%
100%
~58.4%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV (DTH)
Internet
portal
Free float
~29.6%
Free float
Free float
~33.3%
~100%
Private
• M.cap (Mil. NIS) - 338
• NAV(2) (Bil. NIS) - 1.3
• Net debt (Mil. NIS) - 826
• Net debt / EBITDA - 4.74
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 1.8
• NAV (3) (Bil. NIS) - 3.2
• Net debt (Bil. NIS) - 2.7
• Net debt / EBITDA - 3.84
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 19.4
• TTM EV/EBITDA (4) - 6.2
• Net debt / EBITDA (4) - 1.84
• Listed - TASE
Source: Company’s information, Bezeq’s investors’ presentation.
(1)      All figures are as of March 31, 2015.
(2)     IGLD’s NAV is defined as value of IGLD’s shares according to BCOM’s NAV, based on Bezeq stock price as of May 19, 2015 adjusted by dividend payable on May 27, 2015, less IGLD’s net debt.
(3) BCOM’s NAV is defined as value of BCOM’s shares according to Bezeq market cap, based on Bezeq stock price as of May 19, 2015 adjusted by dividend payable on May 27, 2015, less BCOM’s net debt.
(4) Bezeq’s EV/EBITDA and Net Debt/EBITDA ratios are effected by the one-time capital gain generated from the sale of the "Yad2" web site and from the consolidation of Yes debt as of March 26,2015.

Bezeq, Our Base Asset

Bezeq: Israel’s Most Comprehensive Communications
Infrastructure and Service Provider

Fixed-Line
Fixed-line, broadband
infrastructure, data com
2014 Rev.       NIS 4.32bn
2014 EBITDA   NIS 2.67bn
Bezeq Int’l
ILD, ISP,
enterprise solutions
2014 Rev.       NIS 1.50bn
2014 EBITDA   NIS 362mm
Pelephone
Mobile telephony
and data
2014 Rev.       NIS 3.42bn
2014 EBITDA   NIS  879mm
yes
Pay-TV
(DTH)
2014 Rev.       NIS 1.72bn
2014 EBITDA   NIS 570mm
Bezeq on line
Call centre
services
100%
100%
100%
58.36%¹
100%
Listed on TASE
Bezeq Group
2014 Rev. NIS 9.06bn
2014 EBITDA  NIS 4.51bn
¹ The balance of the share ownership is held by Eurocom DBS Ltd.
 On March 23, 2015 Bezeq shareholders approved the following resolutions: 1. Acceptance of the terms established by the Antitrust Commissioner in his approval dated March 26, 2014, both by Bezeq and by Yes and to announce the exercise, at no cost, of Bezeq's option for the allotment of 6,221 shares of Yes, representing 8.6% of Yes shares ("the Option") (subsequent to exercise of the Option, Bezeq will hold 58.36% of the share capital in
 Yes in full dilution). Bezeq has already exercised such option; 2. To enter into an agreement with Eurocom DBS Ltd., whereby Bezeq will acquire the entire holdings of Eurocom DBS in Yes (including a right to exercise 43 Yes shares that it holds) and all the shareholder loans provided by Eurocom
 DBS to Yes, all for the consideration and under the terms of the agreement. (including the
Walla!
Internet portal
e - Commerce
e - Advertising
100%

Bezeq operates in an attractive macroeconomic
environment with unique characteristics
Source: EIU; Israel Central Bureau of Statistics; Company data; Public filings for competitors’ data
1 Indicates credit rating and outlook by S&P / Moody’s
2 Mobile subscribers based on total UMTS subscribers for all MNOs; Broadband internet subscribers based on Bezeq and HOT subscribers; Fixed-Line telephony lines based on Bezeq,
 HOT, Cellcom, Partner and other operators
3 Based on aggregate revenues of the 4 largest telecom groups: Bezeq (incl. YES), HOT, Cellcom and Partner; USD/NIS conversion based on exchange rate of 3.889 as of December 31,
 2014
2000-2012
CAGR
+3.4%
+1.0%
+1.7%
The Israeli economy benefits from positive fundamentals as reflected in its A+/A1 (stable)1 sovereign credit rating
The Israeli telecommunications market is growing
alongside the growth in population...
Total 2014 revenue:
$6.1bn3
■ Duopoly in infrastructure market with Bezeq
 and HOT as sole owners of fixed-line
 infrastructure
■ High penetration and usage rates across all
 telecommunications services
■ Technology driven market with rapid
 adoption rate of new technologies
■ Strong brand appreciation and loyalty with
 high premium
■ Relatively young population
2
...and Bezeq is the largest player in the market with the
largest revenue share
% of total market revenue
Aggregate
mobile,
broadband
internet and
fixed-line
telephony lines
('000s)
Consistent high GDP growth...
2012-2016E
CAGR
+3.9%
+0.8%
+2.3%
...with strong underlying population growth
1.8%
% Population
growth in
Israel
1.9%
1.8%
1.9%
Real GDP (rebased to 100)
1.9%

Bezeq is the historical incumbent and since its
privatization in 2005 has been controlled under a
Control Permit attached to the 30% stake
Control permit
■ Control in Bezeq is held by holders of a pre-approved permit from the Israeli Prime Minister and the Ministry of Communications (“Control
 Permit”)
■ Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq
■ B-Com is the only shareholder that has a permit to direct the activities of Bezeq
■ B-Com has nominated all of the members of Bezeq’s board of directors who were elected by shareholders1
■ B-Com consolidates Bezeq’s financial statements based on its de-facto control of Bezeq
Bezeq begins
operating as a governmental
company responsible for all
communications services in
Israel
■ Privatization of Bezeq
■ Apax-Saban-Arkin
 consortium purchases the
 control stake for NIS
 4.2bn
Bezeq
International
launches its
submarine cable
Listing on the TASE
■ Bezeq launches the NGN network
■ Pelephone launches High Speed GSM+ network
■ Board approves dividend policy of 100% of net
 income
History and milestones
■ Stella Handler appointed CEO
 of Bezeq (Fixed-Line)
■ FTTH/FTTB deployment
 underway (BFIBER)
B-Com acquires
the control stake from
Apax-Saban-Arkin for NIS
6.5bn
Source: Company information
1 Excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq’s
 Board of Directors, pursuant to Bezeq’s collective bargaining agreement
■ Fiber deployment  will reach
 1,000,000 households by the end of
 2014
■ Pelephone launches High Speed 4G
 services
■ Wholesale regulation approved

15
1984
1990
2005
2009
2010
2012
2013
2014

Bezeq Business Lines

Bezeq Fixed-Line
Fixed-line, broadband infrastructure, data com
Bezeq International
ILD, ISP, enterprise solutions
Pelephone
Mobile telephony and data
• Leading broadband provider in Israel with
 over 1.39 million subscribers, approximately
 65% market share, offering up to 100
 Mbps.
• FTTC, all IP, infrastructure for consumer
 and business customers, covering 99% of
 Israeli households.
• Provides customers with high speed data
 transmission and ultra-fast Internet services
 over existing copper lines and fiber.
• FTTB rollout is expected to cover 1.3 million
 households by the end of 2015.
 • Leading broadband Internet service in
 Israel Approximately 42% Internet
 market share.
 • Israel’s largest data center.
 • Direct ownership of modern and high-
 speed submarine cable system deployed
 between Israel and Europe.
 • Increasing bandwidth at affordable
 rates.
 • International telephony
 • 2.56 million cellular customers
 • HSPA (High Access Packet Speed)
 cellular technology offering 3.75 G
 speed.
 • Initial LTE-4G launch in 2014,
 expansion in 2015.
 • Essential to accessing higher value
 segments of the market.
 • Strong platform for rising smartphone
 demand and advanced data services.
1 Free cash flow is defined as cash flows from operating activities less net payments for investments

Revenues
EBITDA
Source : Bezeq’s press release
* Free cash flow is defined as cash flows from operating activities less net payments for investments
Bezeq Financials
(NIS Millions)

Bezeq’s Dividend Policy
distribution of 100% of its net income on a semi-annual basis
Dividend Yield from 2006 to 2014
¹ Dividend Yield is based on average market cap during the period
• Based on its ownership interest, BCOM will receive ~ 31% of Bezeq’s annual dividends
• Since 2006, Bezeq has paid over NIS 22.8 billion (US$ 5.9 billion) in dividends
• Bezeq has paid all six equal special dividend payments which were declared by its Board of Directors and approved by the Israeli Court. The special dividend of NIS 3 billion in aggregate was paid on a semi-annual basis from 2011 to 2013.

BCOM
Financials

BCOM Solo P&L
(NIS Millions)

BCOM’s Cash Position
As of March 31, 2015, BCOM’s unconsolidated liquidity balances totaled NIS 970 million and its unconsolidated total financial liabilities totaled NIS 3.7 billion.

BCOM Solo- Assets
(NIS millions)

BCOM Solo - Liabilities
(NIS millions)

BCOM During 2014

• All amounts include future estimated interest payments

Reduction in BCOM’s Net Debt
From the Bezeq acquisition until March 2015
(NIS Millions)

▪ On August 10, 2014 the Company announced that its Board of
 Directors has approved the buyback of up to $50 million of its Notes.
▪ Through the end of the first quarter of 2015, the Company, through a wholly owned subsidiary, purchased $4 million par value of the notes.
▪ During the second quarter of 2015 and until May 21, 2015, the
 Company purchased additional $6 Million par value of the Notes.
Notes Repurchase Program

The Bezeq Era
Thank you